STEVEN C. PLANCHARD Vice President, Associate General Counsel and Assistant Secretary Tel. 212-704-1355 Fax 212-704-2236 splanchard@interpublic.com	April 17, 2006

VIA EDGAR AND FIRST CLASS MAIL

Mr. Terry French

Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3720-CF/AD 11

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Interpublic Group of Companies, Inc. Item 4.02 of Form 8-K Filed on March 23, 2006 File No. 1-6686

Dear Mr. French:

I am responding on behalf of The Interpublic Group of Companies, Inc. (the “Company”) to your comment letter dated March 30, 2006 to the Company’s general counsel, Nicholas J. Camera, relating to the current report on Form 8-K referred to above (the “March 23 Form 8-K”). Your comments are reproduced in italics below.

1.

Please tell us whether you intend to amend Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, to file the restated financial statements. If so, tell us how, and when, you will do so.

The Company does not plan to amend its reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2005 (the “2005 Forms 10-Q”). In reaching this conclusion, in the absence of any applicable specific rules, the Company has considered the interests of its shareholders and its obligations under the Securities Exchange Act of 1934, as amended, as well as the policy and other concerns identified by the Commission in its report on financial statement restatements pursuant to Section 704 of the Sarbanes-Oxley Act of 2002.

The Company filed on March 22, 2006 its annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”). The Company’s restatement of its financial information for the first three quarters of 2005 (the “Restatement”) is set forth in Note 23 to the financial statements in the 2005 Form 10-K (“Note 23”). Note 23 includes an explanation of the Restatement as well as a restated

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statement of operations for each quarter, a restated balance sheet as of each quarter-end, and a restated statement of cash flows for each interim period (three, six and nine months ended). Note 23 also includes a tabular presentation of the impact of each element of the Restatement on revenue, operating income, pretax income and net income, as well as total assets, liabilities and stockholders’ equity.

The Company drew the attention of investors to the Restatement and its placement by means of (a) the March 23 Form 8-K, (b) prominent discussion in the Company’s March 22, 2006 earnings press release, which was filed as an exhibit to the March 23 Form 8-K, and (c) an explanatory note at the beginning of the Form 10-K.

Except for the specific corrections made in Note 23, the Restatement does not affect the disclosures provided in the 2005 Forms 10-Q. In particular:

•	There is no change in the analysis of financial performance, trends, liquidity or other matters disclosed in Item 2 (Management’s Discussion and Analysis) in each 2005 Form 10-Q.
•	There is no change in the Company’s disclosures in each 2005 Form 10-Q concerning disclosure controls and procedures and changes in internal control over financial reporting.

The Company intends to include, in each quarterly report on Form 10-Q it files during 2006, an explanatory note drawing attention to the inclusion of restated information for the comparable 2005 quarter.

Based on the foregoing, the Company does not believe it is necessary to file amended 2005 Forms 10-Q.

2.

Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended March 30, 2005, June 30, 2005, and September 30, 2005.

The Company’s certifying officers have considered the effect of the errors corrected in the Restatement on the adequacy of the Company’s disclosure controls and procedures as of the end of each of the 2005 quarters.

The Company continues to have extensive material weaknesses in internal control over financial reporting. These matters are fully described in Item 8, Management’s Assessment on Internal Control Over Financial Reporting, in the 2005 Form 10-K and were also described in the Company’s Form 10-K for the year ended December 31, 2004. The material weaknesses in internal control over financial reporting may also constitute deficiencies in the Company’s disclosure controls and procedures. Accordingly, the Company disclosed in Item 4 of each of its 2005 Forms 10-Q the conclusion that the Company’s disclosure controls and procedures were not effective as of the relevant date. The same conclusion was stated in Item 9A of each of its last two annual reports on Form 10-K. The Restatement does not require any change in these

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conclusions.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to its filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please let me know if I can provide any further information.

Very truly yours,

/s/ Steven C. Planchard
Steven C. Planchard

cc:	The Interpublic Group of Companies, Inc. Nicholas J. Camera, Senior Vice President, General Counsel and Secretary Christopher Carroll, Senior Vice President, Controller and Chief Accounting Officer
Cleary Gottlieb Steen & Hamilton LLP Nicolas Grabar Christopher Fazekas